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PART III

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SEC FILE NUMBER
8-68893

SEC Mail Processing Section

FEB 16 2021

Washington DC 415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montminy Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12100 Wilshire Blvd
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Montminy 310.280.8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Montminy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montminy Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Yolanda Thunderwolf

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Calif.
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 5th day of Feb, 2021
by Joel Montminy proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Yolanda Thunderwolf

YOLANDA THUNDERWOLF
Notary Public - California
Los Angeles County
Commission # 2253273
My Comm. Expires Sep 5, 2022

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Montminy Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Montminy Securities, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 1, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

MONTMINY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	2,815,288
Accounts receivable		144,414
Related party receivable		381,381
Prepaid expenses		3,600
TOTAL ASSETS	$	3,344,683

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	5,053
TOTAL LIABILITIES		5,053
COMMITMENTS AND CONTINGENCIES, note 2		
MEMBER'S EQUITY		3,339,630
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,344,683

See notes to financial statements.

MONTMINY SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE	
Success fees	$ 4,785,768
Interest income	3,316
TOTAL REVENUE	4,789,084
EXPENSES	
Compensation, Other	2,516,221
Occupancy	149,148
Other expense	49,159
Communication	51,618
Professional fees	38,855
Taxes and licenses	17,661
TOTAL OPERATING EXPENSES	2,822,662
INCOME BEFORE PROVISION FOR INCOME TAXES	1,966,422
PROVISION FOR INCOME TAXES	
Income tax provision	6,800
NET INCOME	$ 1,959,622

See notes to financial statements.

MONTMINY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance at December 31, 2019	$ 1,380,008
Net income	1,959,622
Balance at December 31, 2020	$ 3,339,630

See notes to financial statements.

MONTMINY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,959,622
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Changes in assets - (increase) decrease:	
Accounts receivable	(144,414)
Related party receivable	(381,381)
Prepaid expenses	(3,600)
Changes in liabilities - increase (decrease):	
Accounts payable and accrued expenses	4,897
Due to related party	(360,618)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,074,506
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	-
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	-
NET INCREASE IN CASH	$ 1,074,506
CASH, DECEMBER 31, 2019	1,740,782
CASH, DECEMBER 31, 2020	$ 2,815,288

SUPPLEMENTAL INFORMATION:

Cash paid for:	
Interest	$ -
Income taxes	$ 6,800

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Montminy Securities, LLC (the "Company") is a "mergers and acquisitions" broker/dealer registered with the Securities and Exchange Commission, FINRA, and the states of Arizona and California. The Company provides strategic and financial advisory services across all industries. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities. The Company obtained its broker/dealer license on April 18, 2012.

The Company has only one member with all rights and privileges of voting, contribution and distribution. The member has limited liability, to the extent of his agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible. The allowance for doubtful accounts is $0 at December 31, 2020.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The member is personally liable for income taxes on the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Changes

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs"). For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

2. COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

Related Party Transactions

The Company is a party to a cost-sharing agreement under which it shares certain costs with Montminy & Co., LLC ("MontCo."), which is wholly owned by the member of the Company. These costs include office premises, certain personnel and bonuses, supplies, leased equipment, telephone, information technology support and electronic file backup services. $2,045,986 of costs were allocated from MontCo. to the Company during the year ended December 31, 2020. The balance payable to MontCo. was $0 at December 31, 2020. The Company records the shared expenses monthly as billed. The Company is not subject to AC 842, according to the short-term lease exemption.

Accounts Receivable

The accounts receivable balance at December 31, 2020 includes $381,381 intercompany receivable due from MontCo. for advances in excess of allocated expenses. Management believes the Company's Intercompany receivables are all collectible.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $2,810,235 which was $2,805,235 more than its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($5,053) to net capital was 0.002 to 1 which is less than the 15 to 1 maximum allowed.

4. CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash at a financial institution which may, at times, exceed federally insured limits. At December 31, 2020, the Company had cash exceeding the insured limits.

5. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

6. COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Schedule I

MONTMINY SECURITIES, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2020

TOTAL MEMBER'S EQUITY	$ 3,339,630
NON-ALLOWABLE ASSETS: ACCOUNTS RECEIVABLE	(525,795)
PREPAID EXPENSES	(3,600)
NET CAPITAL	$ 2,810,235
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
EXCESS NET CAPITAL	$ 2,805,235
TOTAL AGGREGATE INDEBTEDNESS	$ 5,053
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.002 to 1

There were no material difference between the net capital computation shown here and that shown on the Company's most recently filed SEC Form X-17A-5 Part IIA report dated December 31, 2020

See report of independent registered public accounting firm

MONTMINY SECURITIES, LLC
SCHEDULE II - COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO SEC RULE 15C3-3
AS OF DECEMBER 31, 2020

The computation for determination of the reserve requirements and information relating to possession or control requirements for brokers and dealers is not applicable to the Company. The Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as private placements and M&A advisory services. Accordingly, there are no items to report under the requirements of this Rule.

Montminy Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Montminy Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Montminy Securities, LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A advisory services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Montminy Securities, LLC did not identify any exceptions with their exempt status throughout the year ended December 31, 2020. Montminy Securities, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Montminy Securities, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Montminy Securities, LLC

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 1, 2021

MONTMINY & CO.

Montminy Securities, LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2020

Montminy Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1.) The Company does not claim an exemption from 17 C.F.R. 240,15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2.) The Company is engaged in private placement of securities and mergers & acquisition advisory.

3.) As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3, during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent year without exception.

I, Joel Montminy, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Joel Montminy
President & CEO

12100 Wilshire Blvd. • Suite 150 • Los Angeles • California 90025
Telephone 310.230.8600 • www.montminyco.com

Montminy Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Montminy Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Montminy Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Montminy Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Montminy Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Montminy Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Montminy Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 1, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com

Montminy Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2020

		Amount
Total assessment	$	7,184
SIPC-6 general assessment Payment made on July 24, 2020		(3,126)
SIPC-7 general assessment Payment made on February 9, 2021		(4,058)
Total assessment balance (overpayment carried forward)	$	-

Montminy Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2020